Exhibit 4.4

REGAL REXNORD CORPORATION – 2023 OMNIBUS INCENTIVE PLAN

STOCK APPRECIATION RIGHTS AWARD

[Name]

[Address]

Dear ___________________:

You have been granted stock appreciation rights (the “SARs”) with respect to shares of common stock of Regal Rexnord Corporation (the “Company”) under the Regal Rexnord Corporation 2023 Omnibus Incentive Plan (the “Plan”) with the following terms and conditions:

Grant Date:	__________, 20____

Expiration Date:	Tenth (10th) anniversary of the Grant Date

Number of SARs:	_________________

Grant Price per SAR:	U.S. $_____________

Vesting:	Except as otherwise provided herein, one-third (1/3) of your SARs will vest and become exercisable on each of the first three anniversaries of the Grant Date, provided that you remain continuously employed by the Company and its Affiliates through the applicable vesting dates.

Exercise:	You may exercise this SAR Award only to the extent vested and only if the Award has not terminated. This SAR Award may not be exercised after the expiration date set forth above, or the earlier date that the Award terminates in connection with your termination of employment in accordance with the terms of the Plan. This SAR Award can only be exercised if the Fair Market Value of the Shares as to which it is being exercised exceeds the grant price for those Shares. In addition, your ability to exercise the SARs may be restricted by the Company if required by applicable law.

You may exercise your SAR Award by completing your transaction on-line using the account provided by the Company’s designated stock plan administrator. However, the SAR will not be exercised until you have satisfied all applicable withholding taxes due as a result of the exercise.

Upon exercise of the SAR, the excess of the Fair Market Value of the number of SARs being exercised (as determined on the date of exercise) over the Grant Price of such SARs shall be paid to you in whole Shares having an aggregate Fair Market Value equal to the amount due. Any fractional Share shall be cancelled.

Termination of Employment:	If your employment with the Company and its Affiliates terminates due to Retirement before your SARs are 100% vested, then your SARs will continue to vest on the regular vesting dates described above, without regard to your continued employment, but subject to your compliance with the “Restrictive Covenants” provisions below. In addition, if you terminate due to Retirement, you may exercise your vested SARs until the third (3rd) anniversary of your termination date or, if earlier, the Expiration Date. For purposes hereof, you will be considered to have terminated due to “Retirement” if all of the following conditions have been met as of the date of your termination: (1) you have remained in employment with the Company and its Affiliates for at least nine (9) months after the Grant Date, (2) you have provided the Company with at least six (6) months advance written notice of your retirement date (unless such notice requirement is waived in whole or part by the Company), (3) you have attained at least age 55 and your age plus years of service with the Company and its Affiliates is at least equal to 68, (4) you have cooperated, to the reasonable satisfaction of the Company, with respect to the transfer of your duties, and (5) your most recent performance rating was not the lowest rating. For purposes of determining your years of service with the Company or an Affiliate, your service with an entity prior to its acquisition by the Company or an Affiliate shall count, provided such service was continuous at the time of the acquisition.

If your employment with the Company and its Affiliates terminates due to death or Disability, then this SAR Award may be exercised, to the extent vested as of the last day of your employment, until the first anniversary of your termination date or, if earlier, the Expiration Date. For purposes hereof, a “Disability” means your physical or mental incapacity which qualifies you to collect a benefit under a long-term disability plan maintained by the Company or an Affiliate, or any such similar mental or physical condition which the Administrator determines to be a disability, regardless of whether either you or your condition is covered by any such long-term disability plan. You must provide proof of Disability if requested by the Administrator.

If your employment with the Company terminates for reasons other than Retirement, death, Disability or Cause, then you may exercise this SAR Award, to the extent vested as of the last day of your employment, until 90 days after your termination date or, if earlier, the Expiration Date.

Notwithstanding anything herein to the contrary, your entire SAR Award is terminated immediately if the Company or an Affiliate terminates your employment for Cause, or if your employment is terminated at a time when you could be terminated for Cause. In addition, if you are not terminated for Cause but the Administrator later determines that you could have been terminated for Cause if all facts had been known at that time, your SAR Award will terminate immediately on the date of such determination. If you submit a notice of exercise while the Administrator is considering whether you should be (or could have been) terminated for Cause, your exercise will be suspended pending such determination. If it is determined that you are (or could have been) terminated for Cause, then your SAR Award will terminate and your notice of exercise rescinded. For purposes hereof, “Cause” means your act or omission that the Administrator determines constitutes cause for termination, including but not limited to any of the following: (1) a material violation of any Company or Affiliate policy, including any policy contained in the Company Code of Business Conduct and Ethics; (2) embezzlement from, or theft of property belonging to, the Company or any Affiliate; (3) willful failure to perform or gross negligence in the performance of assigned duties; or (4) other intentional misconduct, whether related to employment or otherwise, that has, or has the potential to have, an adverse effect on the business conducted by the Company or its Affiliates.

If someone else wants to exercise this SAR Award after your death, that person must contact the Company and prove to the Company’s satisfaction that he or she is entitled to do so.

Change of Control:	Upon a Change of Control, this Award will be treated as provided in the Plan. In addition, notwithstanding the definition of “Cause” above, during the twenty-four (24) month period following a Change of Control, the definition of “Cause” for purposes of this Award shall be limited to (1) your engagement in intentional conduct not taken in good faith that the Company establishes, by clear and convincing evidence, has caused demonstrable and serious financial injury to the Company, as evidenced by a determination in a binding and final judgment, order or decree of a court or administrative agency of competent jurisdiction, in effect after exhaustion or lapse of all rights of appeal, in an action, suit or proceeding, whether civil, criminal, administrative or investigative; (2) your conviction of a felony (as evidenced by binding and final judgment, order or decree of a court of competent jurisdiction, in effect after exhaustion of all rights of appeal), which substantially impairs your ability to perform your duties or responsibilities; or (3) your continuing willful and unreasonable refusal to perform your duties or responsibilities (unless significantly changed without your consent).

Restrictions on Resale:	By accepting this Award, you agree not to sell any Shares acquired under this Award at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale.

Transferability of Award:	Except as otherwise provided in the Plan, you may not assign, alienate, sell or transfer this Award for any reason, other than under your will or as required by the laws of descent and distribution. This Award also may not be pledged, attached, or otherwise encumbered. Any purported assignment, alienation, sale, transfer, pledge, attachment or encumbrance of this Award in violation of its terms shall be null and void and unenforceable against the Company or any Affiliate.

Tax Withholding:	To the extent that the vesting or exercise of the SARs results in income to you for Federal, state or local income tax purposes, or the Company is otherwise required to withhold amounts with respect to the SARs, you shall deliver to the Company at the time the Company is obligated to withhold amounts, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations, and if you fail to do so, the Company has the right and authority to deduct or withhold from payment under this Award or other compensation payable to you an amount sufficient to satisfy its withholding obligations. You may satisfy the withholding requirement in connection with the exercise of your SARs, in whole or in part, in cash or by electing to have the Company withhold for its own account that number of Shares otherwise deliverable to you upon the exercise of the SARs having an aggregate Fair Market Value sufficient to satisfy the Company’s withholding obligation; provided that the amount to be withheld may not exceed the total maximum statutory tax withholding obligations associated with the transaction to the extent needed for the Company to avoid an accounting charge. Your election must be irrevocable, in writing, and submitted to the Secretary of the Company before the date on which the applicable withholding obligation arises.

Restrictive Covenants:	By accepting this Award, you agree that this Award shall be subject to forfeiture, and any gains pursuant to this Award shall be subject to disgorgement, if (1) while you are employed by the Company or any Affiliate, you compete with the Company or an Affiliate, participate in any enterprise that competes with the Company or an Affiliate or use or disclose, other than as expressly authorized by the Company, any confidential business information or trade secrets that you obtain during the course of your employment with the Company or any Affiliate; or (2) after you are no longer employed by the Company or any Affiliate, you are determined by the Administrator in its reasonable discretion (A) to be in breach of any confidentiality, noncompetition, nonsolicitation or similar agreement between you, on the one hand, and the Company or any Affiliate, on the other hand (your “Restrictive Agreement”), or (B) while this Award is in effect, to have engaged in conduct that would have constituted a breach of your Restrictive Agreement if such Restrictive Agreement were then in effect.

Miscellaneous:	As a condition of the granting of this Award, you agree, for yourself and your legal representatives or guardians, that this Award and the Plan shall be interpreted by the Administrator and that any interpretation by the Administrator of the terms of this Award or the Plan and any determination made by the Administrator pursuant to this Award or the Plan shall be final, binding and conclusive.

	•	As a condition of the granting of this Award, you agree, for yourself and your legal representatives or guardians, that this Award, and any Shares issued or cash paid pursuant to this Award, shall be subject to (A) any recoupment, clawback, equity holding, stock ownership or similar policies adopted by the Company from time to time (to the extent contemplated by such policies) and (B) any recoupment, clawback, equity holding, stock ownership or similar requirements made applicable by law, regulation or listing standards to the Company from time to time (to the extent contemplated by such requirements).

	•	In general, this Award may be amended only by written consent signed by both you and the Company, unless the amendment is not to your detriment. Notwithstanding the foregoing, this Award may be amended or terminated by the Administrator or the Company without your consent in accordance with the provisions of the Plan.

	•	The failure of the Company to enforce any provision of this Award at any time shall in no way constitute a waiver of such provision or of any other provision hereof.

	•	This Award shall be binding upon and inure to the benefit of you and your heirs and personal representatives and the Company and its successors and legal representatives.

Prospectus Delivery/Access	•	By accepting this Award you acknowledge that a prospectus for the Plan, along with a copy of the Plan and the Company’s most recent Annual Report to Shareholders, has been made available to you electronically via the Company’s designated stock plan administrator’s web portal.

	•	A paper copy of the prospectus for the Plan is also available to you upon request.

This Award is granted under and governed by the terms and conditions of the Plan. Additional provisions regarding your Award and definitions of capitalized terms used and not defined in this Award can be found in the Plan.

UNLESS YOU DECLINE THIS AWARD WITHIN 90 DAYS, YOU AGREE TO BE BOUND BY ALL OF THE TERMS AND CONDITIONS DESCRIBED HEREIN AND IN THE PLAN. YOU ALSO ACKNOWLEDGE HAVING READ THIS AWARD AND THE PLAN.

REGAL REXNORD CORPORATION

By:
Name:
Title:

6